Exhibit 21.1

SUBSIDIARIES OF SILVERLEAF RESORTS, INC.

Due to the provisions of Item 601(b)(21)(ii) of Regulation S-K, the Registrant has no subsidiaries that must be specifically described under Item 601(b)(21)(i), except for Silverleaf Finance II, Inc., Silverleaf Finance IV, LLC, Silverleaf Finance V, L.P., and Silverleaf Finance VI, LLC, all Delaware entities, which are deemed “significant subsidiaries” pursuant to Rule 1-02(w) of Regulation S-X.